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                         United States Exploration, Inc.
                            1560 Broadway, Suite 1900
                             Denver, Colorado 80202


                                February 14, 2000

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405
Attn: John Penn

         Re:      United States Exploration, Inc.
                  Withdrawal of Registration Statements on Form S-3 File Nos. 333-41185 and 333-41209
                  Filed November 26, 1997

Dear Mr. Penn:

         Pursuant to Rule 477, United States Exploration, Inc. ("Company") hereby applies for the withdrawal of the referenced Registration Statements on Form S-3. The Company has concluded that registration would not provide a material benefit to it or to the holders of the shares to be registered.

         We appreciate your assistance with these filings and thank you in advance for your attention to this application and request. Please call our counsel, Andrew L. Blair, Jr., at (303) 299-8138 if you have any questions concerning this registration.


                                          Yours truly,

                                          UNITED STATES EXPLORATION, INC.



                                          By: /s/ F. Michael Murphy
                                             -----------------------------------
                                             F. Michael Murphy, Vice President